

January 3, 2013

<u>Via E-mail</u>
Alan P. Fraade
Vice President and Director
Madison Acquisition Ventures, Inc.
488 Madison Avenue, Suite 1100
New York, New York 10022

> **Re:** **Madison Acquisition Ventures, Inc.**
> **Form 10**
> **Filed May 9, 2012**
> **File No. 000-54703**

Dear Mr. Fraade:

We issued comments on the above captioned filing on October 16, 2012. On December 18, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Ronald E. Alper, Staff Attorney, at (202) 551-3329, or me, at (202) 551-3795, if you have any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director

cc: Frederick M. Mintz, Esq.